1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

January 29, 2016

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Mr. Parachkevov:

This letter responds to the comments you provided to Joshua Katz of Dechert LLP and me in a telephonic discussion on September 14, 2015, with respect to your review of Post-Effective Amendment No. 468 (“PEA 468”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on July 29, 2015. PEA 468 was filed pursuant to Rule 485(a) under the Securities Act of 1933 solely for the purpose of registering shares of the Goldman Sachs Investor Money Market Fund, a new series of the Registrant (the “Fund”). We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please provide the completed fee and expense table for the Fund before filing the effective registration statement.

Response:        The Fund’s completed fee and expense table is attached hereto as Exhibit A.

2.	Comment: With respect to the disclosure regarding “Portfolio Diversification” in the “Investment Management Approach – Principal Investment Strategies – Additional Fund Characteristics and Restrictions” section, please confirm that the Fund’s ability to invest up to 25% of the value of its total assets in the securities of a single issuer for up to three business days is limited to the First Tier securities of the issuer.

Response:        As disclosed in the SAI, as a matter of non-fundamental policy, the Fund only invests in First Tier securities. Accordingly, the Fund’s ability to invest up to 25%

US    Austin    Boston    Charlotte    Hartford    Los Angeles    New York    Orange County    Philadelphia    Princeton

San Francisco    Silicon Valley    Washington DC    EUROPE    Brussels    Dublin    Frankfurt    London    Luxembourg

Moscow    Munich    Paris    ASIA    Beijing    Hong Kong

of the value of its total assets in securities of a single issuer for up to three business days is limited to First Tier securities.1

3.	Comment: Please clarify in Footnote 5 to the “Investment Policies Matrix” in the “Investment Management Approach” section that, with respect to the Fund’s ability to invest in other investment companies, the Fund may only invest in other money market funds.

Response:        The Fund has incorporated this comment.

4.	Comment: In the “Shareholder Guide – How to Buy Shares – Who Can Purchase FST Shares Of The Fund?” section, the Fund discloses that natural persons are permitted to invest in the Fund through “[c]ertain other retirement and investment accounts having an institutional decision maker (e.g., a plan sponsor in certain retirement arrangements or an investment adviser managing discretionary investment accounts).” Please confirm supplementally that these accounts are managed by an institutional decision maker on behalf of one or more natural persons that have sole or shared investment power over the Fund shares, as defined in Rule 13d-3.[2]

Response:        The Fund hereby confirms that it has, or will, adopt policies and procedures reasonably designed to limit all beneficial owners of the Fund to natural persons. Consistent with Staff guidance, under these policies and procedures, an account managed by an institutional decision maker on behalf of one or more natural persons may qualify to invest in the Fund, provided that such natural persons have sole or shared investment power over the Fund shares as defined in Rule 13d-3.

5.	Comment: In the “Shareholder Guide – How to Buy Shares – When Do Shares Begin Earning Dividends?” section, the Fund discloses that, “[i]f a wire purchase order is received on a business day by [5:00 p.m. Eastern Time] and payment in federal funds is

[1]	The SEC recently amended Rule 2a-7 to remove credit rating references. The compliance date for these changes is October 14, 2016. See Removal of Certain References to Credit Ratings and Amendment to the Issuer Diversification Requirement in the Money Market Fund Rule, Investment Company Act Rel. No. 31828 (Sept. 16, 2015).
[2]

See 2014 Money Market Fund Reform Frequently Asked Questions, at Question No. 16 (last revised Aug. 4, 2015), available at https://www.sec.gov/divisions/investment/guidance/2014-money-market-fund-reform-frequently-asked-questions.shtml (“accounts managed by an institutional decision maker on behalf of one or more natural persons may qualify to invest in a retail money market fund, provided that such natural persons have sole or shared investment power over the shares as defined in rule 13d-3”).

received by the Fund by the close of the Federal Reserve wire transfer system (normally, 6:00 p.m. Eastern Time), then dividends will begin to accrue by 5:00 p.m. Eastern Time on the same business day that the wire purchase order is received.” Please explain supplementally the rationale for the different dividend accrual policies of the Fund and the Goldman Sachs Financial Square Federal Instruments Fund.

Response:        Dividend accrual policies vary across the Goldman Sachs fund complex based on, among other considerations, the investment universe in which the relevant fund invests.

6.	Comment: Please include additional disclosure in the “Shareholder Guide – How To Sell Shares – Potential Restrictions on Fund Redemptions – Fees and Gates” section explaining how the Fund would use any proceeds from the imposition of a liquidity fee.

Response:        Under the “Shareholder Guide – How To Sell Shares – Potential Restrictions on Fund Redemptions – Fees and Gates” section, the Fund discloses that liquidity fees “would generally be used to assist the Fund to restore its marked-based NAV per share.”

Other

7.	Comment: Please provide Tandy Representations.

Response:        Tandy Representations are attached hereto as Exhibit B.

*        *        *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden Carroll

Brenden Carroll

cc:	Robert Griffith, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

Exhibit A

Fees and Expenses of the Fund

	Class A Shares	Class C Shares	Class I Shares	Administration Shares
Shareholder Fees (fees paid directly from your investment):
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None	None
Maximum Deferred Sales Charge (Load)[1]	None	1.00%	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fees	None	None	None	None
Exchange Fees	None	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):
Management Fees	0.21%	0.21%	0.21%	0.21%
Distribution/Service (12b-1) Fees	0.25%	0.75%	—	—
Other Expenses[2]	0.07%	0.32%	0.07%	0.32%
Service or Administration Fees	—	0.25%	—	0.25%
All Other Expenses	—	0.07%	—	0.07%
Total Annual Fund Operating Expenses	0.53%	1.28%	0.28%	0.53%
Fee Waiver and Expense Limitation[3]	(0.10%)	(0.10%)	(0.10%)	(0.10%)
Total Annual Fund Operating Expenses After Fee Waiver and Expense Limitation	0.43%	1.18%	0.18%	0.43%
1	Class C Shares may be subject to a contingent deferred sales charge (“CDSC”) of 1% during the first 12 months, measured from the time the original shares subject to the CDSC were acquired.
2	The Fund’s “Other Expenses” have been estimated to reflect expenses expected to be incurred during the first fiscal year.
3	The Investment Adviser has agreed to: (i) not impose a portion of the Management Fee equal annually to 0.045% of the Fund’s average daily net assets; and (ii) reduce or limit “Other Expenses” (excluding acquired fund fees and expenses, transfer agency fees and expenses, service or administration fees (as applicable), taxes, interest, brokerage fees, shareholder meeting, litigation, indemnification, and extraordinary expenses) to 0.014% of the Fund’s average daily net assets. These arrangements will remain in effect through at least January 30, 2017 and prior to such date the Investment Adviser may not terminate the arrangements without the approval of the Board of Trustees.

Exhibit B

January 29, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure therein; and

•	the Registrant may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Brenden P. Carroll of Dechert LLP at (202) 261-3458.

Sincerely,

/s/ Robert L. Griffith

Robert L. Griffith, Vice President and Assistant General Counsel, Goldman Sachs Asset Management, L.P.

cc:	Brenden P. Carroll, Dechert LLP